8/19

Follow-Up Materials

09046914

M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: SUPPL

COMPANY NAME: Inter-American Development Bank

COMPANY ADDRESS:

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 83-00001 FISCAL YEAR:

03/94)

File No. 83-1
RECEIVED Regulation IA
Rule 2 (a)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

PERIODIC REPORT

The following information is filed in accordance with Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended June 30, 2009
INTER-AMERICAN DEVELOPMENT BANK (the "Bank")
Washington, D.C. 20577

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales by the Bank of its primary obligations, all of which were of the Bank's ordinary capital. There were no purchases by the Bank of its primary obligations.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of June 30, 2009, of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Annex A

Sales by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

Borrowing Currency	Borrowing Amount	Coupon (%)	Issue Price (%)	Issue Date	Maturity Date
CHF	400,000,000	2.75	100.508	15-Apr-09	15-Apr-2019
USD	2,500,000,000	3.00	99.531	22-Apr-09	22-Apr-2014
ZAR	110,000,000	6.30	99.98	23-Apr-09	18-Apr-2012
BRL	7,000,000	6.02	100.00	27-Apr-09	27-Apr-2012
USD	100,000,000	0.70	100.00	8-May-09	12-May-2010
USD	2,000,000,000	Floating Rate	100.00	20-May-09	20-May-2014
CHF	150,000,000	2.125	100.363	22-May-09	22-Feb-2016
IDR	210,000,000,000	10.00	100.00	27-May-09	27-May-2011
AUD	750,000,000	5.375	99.870	27-May-09	27-May-2014
BRL	11,000,000	7.25	100.00	28-May-09	29-May-2012
TRY	8,600,000	8.00	100.00	29-May-09	28-May-2019
USD	1,000,000,000	1.50	99.925	23-June-09	23-June-2011

Inter-American Development Bank

Ordinary Capital

Management's Discussion and Analysis
and
Condensed Quarterly Financial Statements
June 30, 2009

(Unaudited)

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS

CONDENSED QUARTERLY FINANCIAL STATEMENTS (UNAUDITED)

MANAGEMENT'S DISCUSSION AND ANALYSIS
June 30, 2009

INTRODUCTION
The resources of the Inter-American Development Bank (the Bank) consist of the Ordinary Capital, the Fund for Special Operations (FSO), the Intermediate Financing Facility Account, and the IDB Grant Facility. All financial information provided in this Management's Discussion and Analysis refers to the Bank's Ordinary Capital.

This document should be read in conjunction with the Bank's Information Statement dated March 13, 2009, which includes the Ordinary Capital financial statements for the year ended December 31, 2008. The Bank undertakes no obligation to update any forward-looking statements.

FINANCIAL STATEMENT REPORTING
The financial statements are prepared in accordance with generally accepted accounting principles (GAAP). The preparation of such financial statements requires management to make estimates and assumptions that affect the reported results. Management believes that some of the more significant accounting policies it uses to present the financial results in accordance with GAAP, for example the fair value of financial instruments, the determination of the loan loss allowance, and the determination of the projected benefit obligations, costs and funded status associated with the pension and postretirement benefit plans, involve a relatively high degree of judgment and complexity and relate to matters that are inherently uncertain.

The Bank has elected to measure at fair value certain medium- and long-term debt (i.e., borrowings funding floating rate assets) to reduce the income volatility resulting from the accounting asymmetry of carrying its borrowings at amortized cost and its derivative instruments, including borrowing swaps, at fair value through income. The remaining reported income volatility is not fully representative of the underlying economics of the borrowing transactions as the Bank generally holds its borrowings and swaps to maturity. Accordingly, the Bank defines Income before Net unrealized gains and losses on non-trading derivatives and borrowings measured at fair value[1] as "Operating Income", which excludes the impact of the fair value adjustments associated with financial instruments (other than trading investments) from the results of the Bank's operations.

Net unrealized gains and losses on non-trading derivatives and borrowings measured at fair value are reported separately in the Condensed Statement of Income and Retained Earnings, and are excluded from the determination of ratios and other financial parameters.

[1] References to captions in the attached condensed quarterly financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in this Management's Discussion and Analysis.

ACCOUNTING DEVELOPMENTS: As described in Note B to the Condensed Quarterly Financial Statements, during the second quarter of 2009, the Bank adopted three accounting pronouncements issued in April 2009 by the Financial Accounting Standards Board (FASB) with the objective of improving the existing guidance for mark-to-market accounting and impairments of securities, as well as enhancing fair value disclosures. The impact on the Bank of adopting these pronouncements primarily related to additional disclosures on fair value for financial instruments and extending annual disclosures to interim reporting periods. Accordingly, the pronouncements did not have an impact on the Bank's financial position or results of operations.

In June 2009, the FASB also issued Statement of Financial Accounting Standards (SFAS) 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No. 162." Upon its effective date, the Codification will become the sole source of authoritative GAAP recognized by the FASB; the effective date for the Bank's interim and annual reporting periods is from September 30, 2009. The adoption of SFAS 168 will not have an impact on the Bank's financial position or results of operations as it does not alter existing GAAP.

In the first quarter of 2009, the Bank implemented SFAS 161 "Disclosures about Derivative Instruments and Hedging Activities", which amended and expanded the disclosure requirements of SFAS 133[2]. The provisions of this standard did not have an impact on the Bank's financial position or results of operations.

OVERVIEW
ECONOMIC ENVIRONMENT: In light of the global financial and economic situation and its impact in our region, demand for Bank lending has increased significantly, exceeding the Bank's capability to satisfy such demand in the near term. Consequently, at the Annual Meeting in Medellin in March 2009, the Board of Governors mandated that Management present options to increase the Bank's lending capacity in the short term, and to begin the necessary analysis for a possible future capital increase. Subsequent to the Annual Meeting and to a meeting of the Committee of the Board of Governors in Santiago, Chile, the Bank approved three options to address the short-term lending constraint: (i) the elimination of a policy-based lending constraint, instead relying on the Bank's existing borrowing limits; (ii) the acceptance of an offer by Canada to increase its callable capital, on a temporary basis, by $4 billion; and (iii) the endorsement of the Bank's continued use of co-financing opportunities with third-parties to make additional resources available for the region.

[2] Refers to SFAS 133 "Accounting for Derivative Instruments and Hedging Activities", along with its related amendments.

The increase in Bank lending is possible because the capital adequacy position of the Bank remains strong in the face of the current financial turmoil, as indicated by the Total Equity to Loans Ratio or TELR[3] (See Table 1). In addition, the liquidity levels are robust in line with Bank policy.

In order to further strengthen the Bank's capitalization and maintain the financial strength of the institution, the Board of Executive Directors increased the lending spread from 0.30% to 0.95% for the second semester of 2009 and the first semester of 2010.

The Bank's investment portfolio recovered modestly in the second quarter of 2009. During the six months ended June 30, 2009, although the trading investments portfolio still experienced net mark-to-market losses of $41 million, they were substantially lower than the $495 million experienced during the first semester of last year. The trading investments portfolio's net interest income, excluding realized and unrealized investment losses, added income of $35 million during the first six months of the year, compared to $37 million during the same period in 2008

Given the global deterioration in equity markets, the Bank's pension and postretirement benefits assets have experienced a lower return than expected. As a result, pension and postretirement benefit costs are projected to be higher in 2010 and beyond. During the second quarter of 2009, the fair value of the Plans' assets, a significant component of the Plans' funded status, recovered the losses sustained in the first quarter, resulting in a net increase for the first six months of the year of $98 million to $3,175 million as of June 30, 2009.

FINANCIAL OVERVIEW: Box 1 presents the Bank's lending summary and other selected financial data. Continuing the trend that started at the end of last year, the Bank saw a significant increase in its lending operations during the first six months of the current year, reflected in the increase in loan approvals and net disbursements of $1.2 billion and $2.2 billion, respectively, as compared to the same period in 2008. The substantial increase in loan approvals is largely driven by an increase in demand for the Bank's loans as a result of the current financial crisis.

In order to fund its increased loan demand, the Bank issued bonds for a total face amount of $10 billion (2008 - $6.4 billion) that generated proceeds of $9.9 billion (2008 - $6.1 billion), representing increases of $3.6 billion and $3.8 billion, respectively. The average life of new issues was 3.8 years (2008 – 3.7 years).

Operating Income during the first six months of 2009 was $331 million, compared to an Operating Loss of $118 million for the same period last year, an income increase of $449 million. This increase was substantially due to higher net interest income of $469 million, resulting from significantly lower investment losses during the period.

With the election of the fair value option for a substantial number of the borrowings in 2008, the changes in fair value of the non-trading derivatives are significantly offset by the changes in the fair values of the associated borrowings. Net unrealized losses on non-trading derivatives and borrowings measured at fair value for the six months ended June 30, 2009 were $142 million, compared to net unrealized gains of $2 million for the same period last year. The tightening of the Bank's credit spreads on the borrowings portfolio as compared to 2008 year-end levels resulted in losses of approximately $101 million for the period. (See Note H to the Condensed Quarterly Financial Statements for further discussion on changes in fair value on non-trading portfolios).

During the six months period ended June 30, 2009, there was a negative net currency translation adjustment of $133 million on the Bank's net assets, mostly due to the appreciation of the United States dollar against the Japanese yen and Swiss franc currencies, compared to a positive net currency translation adjustment of $262 million for the same period in 2008.

The TELR at June 30, 2009 was 34.6% compared to 35.3% at the end of last year. The Bank uses the TELR as the main measure of its risk bearing capacity (See the Capital Adequacy section for more details).

[3] The TELR is the ratio of the sum of "Equity" (defined as Paid-in capital stock, Retained earnings and the allowances for loan and guarantee losses, minus borrowing countries' local currency cash balances, net receivable from members (but not net payable to members), Postretirement benefit assets (but not Postretirement benefit liabilities) and cumulative Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value) to outstanding loans and net guarantee exposure.

Box 1: Selected Financial Data

(Amounts expressed in millions of United States dollars)

	Six months ended June 30,		Year ended December 31,
	2009	**2008**	**2008**
Lending Summary			
Loans approved	$ 4,789	$ 3,585	$ 11,075
Undisbursed portion of approved loans	19,669	17,616	19,820
Gross disbursements	4,022	2,293	7,149
Net disbursements	2,003	(196)	2,409
Income Statement Data			
Operating Income (Loss)	$ 331	$ (118)	$ (972)
Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value	(142)	2	950
Net income (loss)	189	(116)	(22)
Returns and Costs, after swaps			
Return on average loans outstanding	3.97%	5.00%	4.85%
Return on average liquid investments [(1)]	1.51%	(1.53%)	(5.27%)
Average cost of borrowings outstanding during the period	2.25%	4.06%	3.84%
	June 30,		**December 31,**
	2009	**2008**	**2008**
Balance Sheet Data			
Cash and investments-net [(2)], after swaps	$ 20,373	$ 16,238	$ 16,371
Loans outstanding	53,008	48,322	51,173
Borrowings outstanding [(3)], after swaps	53,599	44,887	47,779
Total equity	19,501	20,590	19,444
Total-Equity-to-Loans Ratio	34.6%	39.8%	35.3%

(1) Geometrically-linked time-weighted returns .
(2) Net of Receivable/Payable for investment securities sold/purchased and Payable for cash collateral received.
(3) Net of premium/discount.

CAPITAL ADEQUACY

The capital adequacy framework of the Bank consists of a credit risk model, a policy on capital adequacy, and an associated loan pricing methodology. The framework allows the Bank to manage the risk inherent in its loan portfolio due to the credit quality of its borrowers and the concentration of its loans, while also offering its borrowers low and stable loan charges.

The capital adequacy policy tracks the sufficiency of economic capital, measured by the TELR and defines its desired level as 38%.

Table 1 presents the TELR calculation. During the period, the TELR decreased from 35.3% at the end of last year to 34.6%. The decrease was mainly due to an increase of $1.8 billion in loans outstanding and net guarantee exposure, mainly due to the $2 billion net disbursements during the period, partially offset by an increase in the equity used in the TELR of $262 million, reflecting mostly operating income of $331 million and a decrease in net receivable from members of $51 million, that were partially offset by negative translation adjustments of $133 million.

Table 1: TOTAL EQUITY TO LOANS RATIO
(Amounts expressed in millions of United States dollars)

	June 30,		December 31,
	2009	**2008**	**2008**
Equity used in TELR	$ 18,666	$ 19,482	$ 18,404
Loans outstanding and net guarantee exposure	$ 53,913	$ 48,923	$ 52,095
TELR	**34.6%**	**39.8%**	**35.3%**

CONDENSED BALANCE SHEETS

LOAN PORTFOLIO: The Bank offers loans and guarantees to its borrowing member countries to help meet their development needs. In addition, under certain conditions and subject to certain limits, up to 10% of outstanding loans and guarantees, not including emergency lending and loans under the Liquidity Program, may be made without a sovereign guarantee (i) in all economic sectors, and (ii) directly to private sector or sub-national entities carrying out projects in borrowing member countries (Non-sovereign guaranteed operations).

The loan portfolio is the Bank's principal earning asset of which, at June 30, 2009, 94.9% was sovereign-guaranteed. At June 30, 2009, the total volume of outstanding loans was $53 billion, $1.8 billion higher than the $51.2 billion at December 31, 2008. The increase in the loan portfolio was mostly due to a higher level of loan disbursements ($4 billion, including disbursements of $0.2 billion for loans under the Liquidity Program) than collections ($2 billion), that was partially offset by negative currency translation adjustments of $0.2 billion.

During 2009, the portfolio of non-sovereign-guaranteed loans increased $0.3 billion to a level of $2.7 billion compared to $2.4 billion at December 31, 2008. As of June 30, 2009, 6.6% of outstanding loans and guarantees, not including emergency loans and loans under the Liquidity Program, were non-sovereign-guaranteed, compared to 6.3% at December 31, 2008.

INVESTMENT PORTFOLIO: The Bank's investment portfolio is mostly comprised of highly-rated debt securities and bank deposits. Its volume is maintained at a level sufficient to ensure that adequate resources are available to meet future cash flow needs. Net investment levels, after swaps, increased $3,951 million during the first six months of 2009, mainly resulting from net cash flows from borrowings ($5,441 million), positive cash flows from operating activities ($571 million) and positive currency translation adjustments ($20 million), partially offset by net loan disbursements ($2,003 million), and an increase in net cash holdings ($51 million).

BORROWING PORTFOLIO: The portfolio of borrowings is mostly comprised of medium- and long-term debt raised directly in capital markets. Borrowings outstanding, after swaps, increased $5.8 billion compared with December 31, 2008, primarily due to a larger amount of new borrowings than maturities ($5.4 billion), a net increase in the fair value of borrowings and related derivatives ($0.3 billion), and the accretion of discount on borrowings ($0.2 billion), that were partially offset by currency translation adjustments ($0.2 billion).

EQUITY: Total equity at June 30, 2009 was $19.5 billion, an increase of $57 million from December 31, 2008, reflecting substantially the Net income for the period of $189 million, partially offset by negative currency translation adjustments of $133 million.

RESULTS OF OPERATIONS

Table 2 shows a breakdown of Operating Income (Loss). For the six months ended June 30, 2009, Operating Income was $331 million compared to an Operating Loss of $118 million for the same period last year, an income increase of $449 million, substantially due to higher net interest income of $469 million, higher other loan income of $10 million and lower Provision for loan and guarantee losses of $10 million, which were partially offset by higher net non-interest expense of $40 million.

The average interest-earning asset and interest-bearing liability portfolios, after swaps, and the respective financial returns and costs for the six months ended June 30, 2009 and 2008 and the year ended December 31, 2008 are shown in **Table 3.**

As discussed below under "Other Developments During the Quarter", the difficult market conditions resulting from the financial crisis that started in mid-2007, continued to affect the Bank's investment operations, albeit to a lesser extent. The Bank had net interest income of $557 million during the first semester of 2009, compared to $88 million for the same period last year, an increase of $469 million. This increase was mostly due to an increase in net investment income of approximately $433 million on the Bank's trading investments portfolio, resulting from lower unrealized investment losses of $126 million compared to $510 million for the same period in 2008. These investment losses were partially offset by gains of $85 million (2008 - $15 million) mainly resulting from loss reversals recognized from repayments at par of $420 million (2008 - $391 million) of securities previously written down.

Table 2: OPERATING INCOME (LOSS)
(Expressed in millions of United States dollars)

	Six months ended June 30,	
	2009	2008
Loan interest income	$ 989	$ 1,162
Investment income (loss)[1]	135	(168)
	1,124	994
Less:		
Borrowing expenses	567	906
Net interest income	557	88
Other loan income	29	19
Other expenses:		
Provision for loan and guarantee losses	8	18
Net non-interest expense	247	207
Total	255	225
Operating Income (Loss)	$ 331	$ (118)

[1] Includes realized and unrealized gains and losses.

Table 3: ASSET/LIABILITY PORTFOLIOS AND FINANCIAL RETURNS/COSTS
(Amounts expressed in millions of United States dollars)

	Six months ended June 30, 2009		Six months ended June 30, 2008		Year ended December 31, 2008	
	Average balance	Return/Cost %	Average balance	Return/Cost %	Average balance	Return/Cost %
Loans [1]	$ 51,818	3.85	$ 48,135	4.91	$ 48,589	4.74
Liquid investments [2]	17,683	1.51	16,633	(1.53)	16,550	(5.27)
Total earning assets	69,501	3.25	64,768	3.26	65,139	2.20
Borrowings	51,063	2.25	45,206	4.06	46,007	3.84
Interest spread [3]		1.00		(0.80)		(1.64)
Net interest margin [3],[4]		1.62		0.27		(0.67)

[1] Excludes loan fees.
[2] Geometrically-linked time-weighted returns.
[3] Negative interest spreads and net interest margins, as applicable, substantially due to unrealized losses resulting from the financial market crisis.
[4] Represents net interest income (loss) as a percent of average earning assets.

COMMITMENTS

Guarantees: The Bank makes partial non-trade related guarantees with or without a sovereign counter-guarantee. During the six months ended June 30, 2009 and 2008, there were no approved non-trade-related guarantees. In addition, the Bank provides credit guarantees without sovereign counter-guarantees for trade-finance transactions under its Trade Finance Facilitation Program. During the six months ended June 30, 2009, the Bank issued 54 trade-related guarantees for a total of $81 million (2008 – 34 guarantees issued for a total of $70 million).

Contractual Obligations: The Bank's most significant contractual obligations relate to undisbursed loans and the repayment of borrowings. At June 30, 2009, undisbursed loans amounted to $19,669 million and the average maturity of the medium- and long-term borrowing portfolio, after swaps, was 4.5 years with contractual maturity dates through 2038.[4]

[4] The maturity structure of medium- and long-term borrowings outstanding at the end of 2008 is presented in Appendix I-5 to the December 31, 2008 financial statements.

OTHER DEVELOPMENTS DURING THE QUARTER

CHANGES IN LOAN CHARGES: The Board of Executive Directors approved management's recommendation regarding an increase in the lending spread (from 0.30% to 0.95%) for the second semester 2009 and first semester 2010 while maintaining the credit commission at 0.25% and the supervision and inspection fee at 0%.

FINANCIAL CRISIS AND PERFORMANCE AND EXPOSURE OF LIQUID INVESTMENTS PORTFOLIO: The financial crisis began in mid-2007 when falling US housing prices caused price declines for securities backed by subprime mortgages. In 2008, the credit crisis expanded worldwide bringing unprecedented market volatility and stress to credit markets prompting government support programs globally.

During the first semester of 2009 many market indices and economic indicators started to show signs of slowing deterioration and in some cases improvement. However, as a result of the still weak global economic fundamentals and the ongoing deleveraging of financial institutions, market pricing for structured securities remained depressed.

The lack of liquidity and high volatility in the markets has continued to affect the Bank's ability to mitigate its credit risk by selling or hedging its exposures. Valuations continue to be impacted by market factors, such as rating agency actions, and the prices at which actual transactions occur. The Bank continues to maximize, where possible, the use of market inputs in the valuation of its investments, including external pricing services, independent dealer prices, and observable market yield curves.

In response to the crisis and the contagion effect across market sectors, the Bank continues to closely monitor the asset quality of its investments portfolio, analyzing and assessing the fundamental value of its securities, with a particular focus on its asset–backed and mortgage–backed securities.

As discussed under "Accounting Developments" above, in April 2009, the FASB issued three accounting pronouncements including FASB Staff Position (FSP) FAS 157-4 "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly", which reconfirmed the basic principles of SFAS 157 "Fair Value Measurements" and established additional guidance to (i) determine whether the volume and level of activity for an instrument have significantly decreased and (ii) identify transactions that are not orderly (See Note B to the Condensed Quarterly Financial Statements for more details). The Bank performed an assessment to determine whether it had been using inputs from transactions that were not orderly, focusing on a representative sample of asset-backed and mortgage-backed securities, a market that has experienced a significant decline. The assessment concluded that our pricing sources comply with FSP FAS 157-4's guidance, particularly with the provisions related to the use of orderly transactions, as defined.

During the six months ended June 30, 2009, the Bank recognized $126 million of unrealized losses in its trading investments portfolio (2008 - $510 million). These investment losses were partially offset by gains of $85 million (2008 - $15 million) mainly resulting from loss reversals recognized from repayments at par of $420 million (2008 - $391 million) of securities previously written down and were substantially related to the $3.6 billion asset-backed and mortgage-backed securities portion of the portfolio. Although liquidity for this portion of the portfolio remains poor and valuations highly discounted, as of June 30, 2009, 68.0% is still rated AAA, 87.9% is rated investment grade, and the entire portfolio is performing, except for an asset-backed commercial paper with a fair value of $12 million. The credit exposure for the whole investment portfolio amounted to $20.1 billion at June 30, 2009 ($16.2 billion at December 31, 2008). The quality of the overall portfolio continues to be high, as 87.8% of the credit exposure is rated AAA and AA, 7.8% is rated A, 1.4% carry the highest short-term ratings (A1+) and 3% is rated below A/A1+. Table 4 shows a breakdown of the trading investments portfolio at June 30, 2009, by major security type, together with unrealized gains and losses included in Income (loss) from Investments on securities held at the end of the period.

Table 4: TRADING INVESTMENTS PORTFOLIO BY MAJOR SECURITY TYPE
(Expressed in millions of United States dollars)

	June 30, 2009	
	Carrying Value [(1)]	Unrealized Gains (Losses)
Obligations of the United States Government and its corporations and agencies	$ 1,249	$ -
U.S. government-sponsored enterprises	522	1
Obligations of non-U.S. governments and agencies	5,319	6
Bank obligations	6,441	47
Corporate securities	70	1
Mortgage-backed securities	2,185	(103)
Asset-backed securities	1,467	(78)
Total trading investments	**$ 17,253**	**$ (126)**

(1) Includes accrued interest of $26 million presented in the Condensed Balance sheet under Accrued interest and other changes.

IMPAIRED NON-SOVEREIGN-GUARANTEED LOAN: Early in 2008, the Bank approved a non-sovereign-guaranteed loan in a borrowing member country; a constitutional challenge against the internal governmental approval process for said loan was filed. In September 2008, the constitutional court of the member country where the project being financed by the loan is located declared that the governmental decrees approving the Bank financing were unconstitutional. All amounts due under the loan continue to be received pursuant to the terms of the loan agreement. Management continues to be engaged in ongoing discussions with the relevant parties and authorities regarding the loan. As of June 30, 2009, the outstanding balance of this loan amounted to $288 million and the allowance for loan losses was $61 million.

FUNDED STATUS OF PENSION AND POSTRETIREMENT BENEFIT PLANS (PLANS): GAAP require the Bank to fully recognize in its Balance Sheet the funded status (i.e., the difference between the fair value of the Plans' assets and benefit obligations or pension liabilities) for its Plans through comprehensive income. GAAP also require that the measure of the funded status be made and recognized on the measurement date which, in the case of the Bank, is at the end of every year. Accordingly, the funded status of the Bank's pension and postretirement benefit plans is established annually.

As a result of an improvement in the equity markets during the second quarter of the year, the fair value of the Plans' assets, mainly comprising equities, fixed income and other investments, recovered slightly during the first semester of 2009 increasing by $98 million to $3,175 million. In contrast to the Plans' assets, which are measured each month, the Plans' benefit obligations or pension liabilities are measured only at the end of the year.

The Postretirement benefit liabilities included in the Bank's balance sheet, amounting to $402 million as of June 30, 2009, do not reflect potential changes in the Plans' funded status.

Changes in Postretirement benefit assets or liabilities do not have an impact on Net income.

ADDRESSING THE SHORT-TERM LENDING CONSTRAINT: In March 2009, the Board of Governors requested Management to present to the Board of Executive Directors options, consistent with the Bank's financial strength, to expand the Ordinary Capital's short-term lending envelope. To that effect, the Board of Executive Directors approved three options presented by Management to address the short-term lending constraint. The first was the elimination of a policy-based lending constraint, instead relying on the Bank's existing borrowing limits, in line with other multilateral development banks. This change increased lending capacity by approximately $2 billion. The second option involved the acceptance of an offer by Canada to increase its callable capital by $4 billion, on a temporary basis, thus allowing the Bank to expand its borrowing capacity (and thus its lending capacity) by the same amount; approved by the Board of Governors on July 20, 2009. The third option was the endorsement of the Bank's continued use of co-financing opportunities with third-parties to make additional resources available for the region.

CAPITAL INCREASE: The Board of Governors has instructed Management to review the need for a general capital increase of the Ordinary Capital and replenishment of the FSO, which includes a robust analysis of the nature and scale of long-term demands. Management is currently working on several documents presenting alternatives for a possible capital increase to be discussed by the Board of Governors at a later date.

RECENT DEVELOPMENT

Conversion of Single Currency Facility (SCF) and Currency Pooling System (CPS) Adjustable Rate Loans to LIBOR-Based Loans: As part of the Bank's effort to continue developing flexible, market-based products that enable borrowers to better manage their debt with the Bank, in January 2009, the Board of Executive Directors approved (i) an offer to borrowers of the opportunity to convert on specific dates, in 2009 and 2010, outstanding and undisbursed loan balances under the SCF- and CPS-adjustable rate products to USD LIBOR-based or fixed-rate or any combination thereof; and (ii) the discontinuation of the Bank's SCF-adjustable rate product effective June 30, 2009 (CPS loans had been discontinued in 2003).

As a result, conversions of outstanding loan balances were carried out with an effective date of August 1, 2009, as follows: $1.6 billion of CPS converted to USD LIBOR-based rate, $5.4 billion of CPS to USD fixed rate, $1.2 billion of SCF to USD LIBOR-based rate, and $18.1 billion of SCF to fixed rate. Undisbursed loan balances will carry the LIBOR-based rate determined at the time of execution of the conversion.

Condensed Quarterly Financial Statements
(Unaudited)

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED BALANCE SHEET
(Expressed in millions of United States dollars)

	June 30, 2009 (Unaudited)		December 31, 2008	
ASSETS				
Cash and investments				
Cash	$ 694		$ 301	
Investments - Note C				
Trading - Note F	17,227		12,613	
Held-to-maturity	3,592	$ 21,513	3,621	$ 16,535
Loans outstanding - Note D	53,008		51,173	
Allowance for loan losses	(143)	52,865	(136)	51,037
Accrued interest and other charges		768		699
Receivable from members		407		435
Currency and interest rate swaps - Notes E and F				
Investments - Trading	3		2	
Loans	149		43	
Borrowings	2,812	2,964	3,415	3,460
Other assets		424		344
Total assets		$ 78,941		$ 72,510
LIABILITIES AND EQUITY				
Liabilities				
Borrowings				
Short-term	$ 1,239		$ 3,067	
Medium- and long-term				
Measured at fair value - Notes F and G	41,045		34,350	
Measured at amortized cost	12,918	$ 55,202	11,977	$ 49,394
Currency and interest rate swaps - Notes E and F				
Investments - Trading	8		10	
Loans	123		107	
Borrowings	1,209	1,340	1,800	1,917
Payable for investment securities purchased		860		156
Payable for cash collateral received		342		-
Postretirement benefit liabilities - Note I		402		410
Amounts payable to maintain value of currency holdings		411		383
Accrued interest on borrowings		557		559
Other liabilities		326		247
Total liabilities		59,440		53,066
Equity				
Capital stock				
Subscribed 8,367,448 shares (2008–8,367,264 shares)	100,940		100,938	
Less callable portion	(96,601)		(96,599)	
Paid-in capital stock	4,339		4,339	
Retained earnings	14,836		14,647	
Accumulated other comprehensive income	326	19,501	458	19,444
Total liabilities and equity		$ 78,941		$ 72,510

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF INCOME AND RETAINED EARNINGS
(Expressed in millions of United States dollars)

	Three months ended June 30,		Six months ended June 30,	
	2009	2008	2009	2008
	(Unaudited)		(Unaudited)	
Income (loss)				
Loans	$ 514	$ 573	$ 1,018	$ 1,181
Investments - Note C	138	70	135	(168)
Other	4	1	10	5
Total income	656	644	1,163	1,018
Expenses				
Borrowing expenses, after swaps	260	408	567	906
Provision for loan and guarantee losses - Note D	5	22	8	18
Administrative expenses	119	96	227	190
Special programs	15	14	30	22
Total expenses	399	540	832	1,136
Income (loss) before Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value	257	104	331	(118)
Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value - Notes F, G and H	(659)	22	(142)	2
Net income (loss)	(402)	126	189	(116)
Retained earnings, beginning of period	15,238	14,427	14,647	14,576
SFAS 159 cumulative effect adjustment	-	-	-	93
Retained earnings, end of period	$ 14,836	$ 14,553	$ 14,836	$ 14,553

CONDENSED STATEMENT OF COMPREHENSIVE INCOME
(Expressed in millions of United States dollars)

	Three months ended June 30,		Six months ended June 30,	
	2009	2008	2009	2008
	(Unaudited)		(Unaudited)	
Net income (loss)	$ (402)	$ 126	$ 189	$ (116)
Other comprehensive income (loss)				
Translation adjustments	97	(142)	(133)	262
Reclassification to income - cash flow hedges	-	(1)	1	(2)
Total other comprehensive income (loss)	97	(143)	(132)	260
Comprehensive income (loss)	$ (305)	$ (17)	$ 57	$ 144

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF CASH FLOWS
(Expressed in millions of United States dollars)

	Six months ended June 30,	
	2009	**2008**
	(Unaudited)	
Cash flows from lending and investing activities		
Lending:		
Loan disbursements (net of participations)	**$ (4,022)**	$ (2,293)
Loan collections (net of participations)	**2,019**	2,489
Net cash provided by (used in) lending activities	**(2,003)**	196
Gross purchases of held-to-maturity investments	**(1,595)**	(1,442)
Gross proceeds from maturities of held-to-maturity investments	**1,611**	1,457
Miscellaneous assets and liabilities	**(21)**	(63)
Net cash provided by (used in) lending and investing activities	**(2,008)**	148
Cash flows from financing activities		
Medium- and long-term borrowings:		
Proceeds from issuance	**9,945**	5,736
Repayments	**(2,658)**	(5,101)
Short-term borrowings, net	**(1,846)**	(1,585)
Cash collateral received	**342**	-
Collections of receivable from members	**4**	4
Net cash provided by (used in) financing activities	**5,787**	(946)
Cash flows from operating activities		
Gross purchases of trading investments	**(15,330)**	(5,297)
Gross proceeds from sale or maturity of trading investments	**11,375**	5,470
Loan income collections	**1,162**	1,286
Interest and other costs of borrowings, after swaps	**(593)**	(677)
Income from investments	**175**	312
Other income	**10**	6
Administrative expenses	**(168)**	(202)
Special programs	**(15)**	(9)
Net cash provided by (used in) operating activities	**(3,384)**	889
Effect of exchange rate fluctuations on cash	**(2)**	5
Net increase in cash	**393**	96
Cash, beginning of year	**301**	200
Cash, end of period	**$ 694**	$ 296

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO THE CONDENSED QUARTERLY FINANCIAL STATEMENTS (UNAUDITED)

NOTE A – FINANCIAL INFORMATION

The primary activities of the Inter-American Development Bank (the Bank) are conducted through the Ordinary Capital, which is supplemented by the Fund for Special Operations, the Intermediate Financing Facility Account, and the IDB Grant Facility. Unless otherwise indicated, all financial information provided in these Condensed Quarterly Financial Statements refers to the Ordinary Capital. The Condensed Quarterly Financial Statements should be read in conjunction with the December 31, 2008 financial statements and notes therein. Management believes that the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of the Ordinary Capital's financial position and results of operations in accordance with accounting principles generally accepted in the United States of America. The results of operations for the first six months of the current year are not necessarily indicative of the results that may be expected for the full year.

NOTE B – NEW ACCOUNTING PRONOUNCEMENTS

The Bank adopted Statement of Financial Accounting Standards (SFAS) 161 "Disclosures about Derivative Instruments and Hedging Activities" in the first quarter of 2009. SFAS 161 amended and expanded the disclosure requirements of SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" as amended (hereinafter referred to as SFAS 133), requiring qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts on derivatives instruments and disclosures about credit-risk-related contingent features in derivative agreements. The provisions of this standard did not have an impact on the Bank's financial position or results of operations. SFAS 161 disclosure requirements are incorporated in Note E – Derivatives.

On April 9, 2009, the Financial Accounting Standards Board (FASB) issued three FASB Staff Positions (FSP) intended to provide additional application guidance and enhanced disclosures regarding fair value measurements and impairments of securities. These accounting pronouncements were adopted in the second quarter of 2009 and had no effect on the Bank's financial position or results of operations.

FSP FAS 157-4 "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly", provides guidelines for making fair value measurements more consistent with the principles presented in SFAS 157 "Fair Value Measurements"; in addition, this FSP requires enhanced disclosures regarding financial assets and liabilities that are recorded at fair value. The enhanced disclosures related to FSP FAS 157-4 are included in Note F - Fair Value Measurements.

FSP FAS 107-1 and APB 28-1 "Interim Disclosures about Fair Value of Financial Instruments" enhances consistency in financial reporting by increasing the frequency of fair value disclosures from an annual basis to interim periods. The required disclosure is included in Note K - Fair Value of Financial Instruments.

FSP FAS 115-2 and FAS 124-2 "Recognition and Presentation of Other-Than-Temporary Impairments", provides additional guidance designed to create greater clarity and consistency in accounting for and presenting and disclosing impairment losses on securities. The additional disclosures required by this FSP are included in Note C – Investments.

In May 2009, the FASB issued SFAS 165 "Subsequent Events". The objective of this Statement is to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Bank adopted SFAS 165 in the second quarter of 2009 and the related disclosure is included in Note L - Subsequent Events.

In June 2009, the FASB issued SFAS 166, "Accounting for Transfers of Financial Assets - an amendment of FASB Statement No. 140". SFAS 166 amends SFAS 140 to improve the relevance and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and the transferor's continuing involvement, if any, in transferred financial assets. SFAS 166 is effective for the Bank for interim and annual reporting periods after January 1, 2010. The Bank is currently assessing the impact of the adoption of SFAS 166 on its financial position and results of operations.

In June 2009, the FASB issued SFAS 167, "Amendments to FASB Interpretation No. 46(R)". SFAS 167 significantly changes the criteria for determining whether the consolidation of a variable interest entity is required. SFAS 167 also addresses the effect of changes required by SFAS 166 on FASB Interpretation No. (FIN) 46(R), "Consolidation of Variable Interest Entities," and concerns regarding the application of certain provisions of FIN 46(R), including concerns that the accounting and disclosures under the Interpretation do not always provide timely and useful information about an entity's involvement in a variable interest entity.

SFAS 167 is effective for the Bank for interim and annual reporting periods after January 1, 2010. The Bank is currently assessing the impact of the adoption of SFAS 166 on its financial position and results of operations.

In June 2009, the FASB also issued SFAS 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No. 162". Upon the effective date of SFAS 168, the codification will become the sole source of authoritative GAAP recognized by the FASB. SFAS 168 is effective for the Bank for interim and annual reporting periods from September 30, 2009. The adoption of SFAS 168 will not have an impact on the Bank's financial position or results of operations as it does not alter existing GAAP.

NOTE C – INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in government, agency, corporate, and bank obligations, asset-backed and mortgage-backed securities, and related financial derivative instruments, primarily currency and interest rate swaps.

For government and agency obligations, including securities issued by an instrumentality of a government or any other official entity, the Bank's policy is to invest in obligations issued or unconditionally guaranteed by governments of certain countries with a minimum credit quality equivalent to a AA- rating (agency asset-backed and mortgage-backed securities require a credit quality equivalent to a AAA rating). Obligations issued by multilateral organizations require a credit quality equivalent to a AAA rating. In addition, the Bank invests in bank obligations issued or guaranteed by an entity with a senior debt securities rating of at least A+, and in corporate, asset-backed, and mortgage-backed securities with credit quality equivalent to a AAA rating. The Bank also invests in short-term securities of the eligible investment asset classes mentioned above, provided that they carry only the highest short-term credit ratings.

The financial markets crisis that began in July 2007 worsened in 2008. However, during the first semester of 2009, financial market conditions showed some signs of improvement. The effect of the crisis, characterized by lack of liquidity and high volatility in the markets, continues to affect the Bank's ability to mitigate its credit risk by selling or hedging its exposures. Valuations continue to be impacted by market factors such as rating agency actions and the prices at which actual transactions occur, but to a lesser extent as the Bank has recognized lower unrealized losses from its trading portfolio during 2009. The Bank continues to maximize, where possible, the use of market inputs in the valuation of its trading investments, including external pricing services, independent dealer prices, and observable market yield curves.

Net unrealized losses on trading portfolio instruments held at June 30, 2009 and June 30, 2008 of $126 million and $510 million, respectively, were included in Income (loss) from investments. Unrealized losses recognized in 2009 are substantially related to the $3.6 billion asset-backed and mortgage-backed securities portion of the trading investments portfolio (2008 – $4.2 billion).

A summary of the trading investments portfolio at June 30, 2009 and December 31, 2008 is shown in Note F – "Fair Value Measurements".

In addition, a summary of the held-to-maturity portfolio and the portfolio's maturity structure at June 30, 2009 and December 31, 2008 are shown below (in millions):

HELD-TO-MATURITY INVESTMENTS

	June 30, 2009			
	Net carrying amount (1)	Gross unrealized gains	Gross unrealized losses	Fair value (1)
Obligations of non - U.S. governments and agencies	$ 3,254	$ 72	$ 11	$ 3,315
Bank obligations	233	-	-	233
Asset-backed securities	141	2	-	143
Total	**$ 3,628**	**$ 74**	**$ 11**	**$ 3,691**

(1) Includes accrued interest of $36 million.

Year of maturity	June 30, 2009 Net carrying amount	Fair value
Obligations of non-U.S. governments and agencies	**$ 3,254**	**$ 3,315**
2009	934	935
2010 to 2013	2,320	2,380
Bank obligations	**233**	**233**
2009	210	210
2010 to 2013	23	23
Asset-backed securities	**141**	**143**
2009	30	30
2010 to 2013	111	113
Total	**$ 3,628**	**$ 3,691**
2009	1,174	1,175
2010 to 2013	2,454	2,516

HELD-TO-MATURITY INVESTMENTS

	December 31, 2008			
	Net carrying amount [(1)]	**Gross unrealized gains**	**Gross unrealized losses**	**Fair value [(1)]**
Obligations of non - U.S. governments and agencies	$ 3,296	$ 63	$ 18	$ 3,341
Bank obligations	224	-	-	224
Asset-backed securities	137	2	1	138
Total	**$ 3,657**	**$ 65**	**$ 19**	**$ 3,703**

[(1)] Includes accrued interest of $36 million.

Year of maturity	December 31, 2008 Net carrying amount	Fair value
Obligations of non-US government and agencies	**$ 3,296**	**$ 3,341**
2009	1,311	1,316
2010 to 2013	1,985	2,025
Bank obligations	**224**	**224**
2009	202	202
2010 to 2013	22	22
Asset-backed securities	**137**	**138**
2009	30	31
2010 to 2013	107	107
Total	**$ 3,657**	**$ 3,703**
2009	1,543	1,549
2010 to 2013	2,114	2,154

As of June 30, 2009 and December 31, 2008, the Bank does not have any investment that is other-than-temporarily impaired in its held-to-maturity investments portfolio. Held-to-maturity investments with continuous unrealized losses, that are not deemed to be other-than-temporarily impaired as of June 30, 2009 and December 31, 2008, are summarized below (in millions):

Category of Investments	June 30, 2009 Less than 12 Months Fair Value	Unrealized Losses	12 Months or Greater Fair Value	Unrealized Losses	Total Fair Value	Unrealized Losses
Obligations of non-U.S. governments and agencies	$ 244	$ 2	$ 45	$ 9	$ 289	$ 11
Asset-backed securities	30	-	5	-	35	-
Total	$ 274	$ 2	$ 50	$ 9	$ 324	$ 11

Category of Investments	December 31, 2008 Less than 12 Months Fair Value	Unrealized Losses	12 Months or Greater Fair Value	Unrealized Losses	Total Fair Value	Unrealized Losses
Obligations of non-U.S. governments and agencies	$ 193	$ 1	$ 117	$ 17	$ 310	$ 18
Asset-backed securities	34	1	-	-	34	1
Total	$ 227	$ 2	$ 117	$ 17	$ 344	$ 19

The Bank only invests in high credit quality instruments. At June 30, 2009, 59.1% of the Held-to-maturity investments are rated AAA, 34.7% are rated AA, 5.0% are rated A, and 1.2% are rated below A. The unrealized losses on the Held-to-maturity investments portfolio substantially relate to the credit downgrade of one sovereign issuer to BBB. The Bank expects to collect all amounts due according to the contractual terms prevailing on the acquisition date of these investments. Accordingly, and because the Bank has the ability and intent to hold these investments until maturity, it does not consider these investments to be other-than-temporarily impaired at June 30, 2009.

NOTE D – LOANS AND GUARANTEES

Loan Charges: The Bank's standard loan charges consist of a lending spread of 0.30% per annum on the outstanding amount, a credit commission of 0.25% per annum on the undisbursed convertible currency portion of the loan, and no supervision and inspection fee. These charges currently apply to Single Currency Facility loans and most Currency Pooling System and U.S. Dollar Window loans, comprising approximately 93% of the loan portfolio, and are subject to periodic review and approval by the Board of Executive Directors. For the first semester of 2009, standard loan charges were applied.

Impaired loans and allowance for loan losses: The Bank has an impaired non-sovereign guaranteed loan of $288 million as of June 30, 2009, for which a specific allowance for loan losses of $61 million has been established; all amounts due on this loan continue to be received on a monthly basis in accordance with the loan agreement.

The following table provides financial information related to impaired loans as of June 30, 2009 and December 31, 2008 (in millions):

	2009	2008
Recorded investment at end of period	$ 288	$ 288
Average recorded investment during period	288	1

In addition, a summary of financial information related to impaired loans affecting the results of operations for the three and six months ended June 30, 2009 and 2008 is as follow (in millions):

	Three months ended June 30, 2009	2008
Loan income recognized	$ 3	$ -
Loan income that would have been recognized on an accrual basis during the period	3	-

	Six months ended June 30, 2009	2008
Loan income recognized	$ 6	$ -
Loan income that would have been recognized on an accrual basis during the period	6	-

The changes in the allowance for loan and guarantee losses for the six months ended June 30, 2009 and the year ended December 31, 2008 were as follows (in millions):

	2009	2008
Balance, beginning of year	$ 169	$ 70
Provision for loan and guarantee losses	8	93
Recoveries	-	6
Balance, end of period	$ 177	$ 169
Composed of:		
Allowance for loan losses	$ 143	$ 136
Allowance for guarantee losses[1]	34	33
Total	$ 177	$ 169

[1] The allowance for guarantee losses is included in Other liabilities in the Condensed Balance Sheet.

Guarantees: As of June 30, 2009 and December 31, 2008, the Bank had approved, net of cancellations and maturities, non-trade related guarantees without sovereign counter-guarantees of $1,399 million and a guarantee with sovereign counter-guarantee of $60 million.

Under its non-sovereign-guaranteed Trade Finance Facilitation Program (TFFP), in addition to direct loans, the Bank provides credit guarantees on short-term trade related transactions. The TFFP, which began to operate in 2005, authorizes lines of credit in support of approved issuing banks and non-bank financial institutions, with an aggregate program limit of up to $1 billion outstanding at any time. During the six months ended June 30, 2009, the Bank issued 54 guarantees for a total of $81 million under this program (2008 – 34 guarantees for a total of $70 million).

At June 30, 2009, guarantees of $1,013 million ($1,035 million as of December 31, 2008), including $78 million issued under the TFFP ($141 million as of December 31, 2008), were outstanding and subject to call. This amount represents the maximum potential undiscounted future payments that the Bank could be required to make under these guarantees. An amount of $52 million ($54 million as of December 31, 2008) of guarantees outstanding has been re-insured to reduce the Bank's exposure. Outstanding guarantees have remaining maturities ranging from 2 to 16 years, except for trade related guarantees that have maturities of up to three years. No guarantees provided by the Bank have ever been called. As of June 30, 2009, the Bank's exposure on guarantees without sovereign counter-guarantee, net of reinsurance, amounted to $852 million and were classified as follows (in millions):

Internal Credit Risk Classification	Amount
Excellent	$ 99
Very Strong	130
Strong	36
Satisfactory	157
Fair	301
Weak	114
Significant probability of impairment	15
Total	**$ 852**

NOTE E – DERIVATIVES

Risk management strategy and use of derivatives: The Bank's financial risk management strategy is designed to strengthen the Bank's ability to fulfill its purpose. This strategy consists primarily of designing, implementing, updating, and monitoring the Bank's interrelated set of financial policies and guidelines, and utilizing appropriate financial instruments and organizational structures. The Bank faces risks that result from market movements, primarily changes in interest and exchange rates that are mitigated through its integrated asset and liability management framework. The objective of the asset and liability management framework is to manage the currency composition, maturity profile and interest rate sensitivity characteristics of the portfolio of liabilities supporting liquidity and each lending product in accordance with the particular requirements for that product and within prescribed risk parameters. The Bank employs derivatives to manage its asset and liability management exposures by aligning the characteristics of its assets and liabilities. These instruments, mostly currency and interest rate swaps, are used primarily for economic hedging purposes.

A significant number of the current borrowing operations include swaps to economically hedge a specific underlying liability, producing the funding required (i.e., the appropriate currency and interest rate type). The Bank also uses lending swaps to economically hedge certain fixed-rate loans and loans in local currency, and investment swaps that hedge a particular underlying investment security and produce the appropriate vehicle in which to invest existing cash.

Accounting for derivatives: The Bank discontinued hedge accounting on January 1, 2004; however, it complies with the derivative accounting requirements of SFAS 133. Hence, all derivatives are recognized in the Condensed Balance Sheet at their fair value and are classified as either assets or liabilities, depending on the nature (debit or credit) of their net fair value amount.

Changes in the fair value of investment derivatives and the related interest component are recorded in Income from investments. The interest component of the changes in fair value of lending and borrowing derivatives is recorded in Income from loans and Borrowing expenses, respectively, over the life of the derivative contract. The remaining changes in fair value of these instruments are recorded in Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value in the Condensed Statement of Income and Retained Earnings.

The Bank occasionally issues debt securities that contain embedded derivatives; these securities are allocated to fund floating rate assets and are carried at fair value.

Financial statements presentation: All derivative instruments are reported at fair value. As of June 30, 2009, the Bank's derivative instruments and their related gains and losses are presented in the Condensed Balance Sheet, the Condensed Statement of Income and Retained Earnings and the Condensed Statement of Comprehensive Income as follows (in millions):

Condensed Balance Sheet

		June 30, 2009	
Derivatives not Designated as Hedging Instruments under SFAS 133	**Balance Sheet Location**	**Derivatives Asset [1]**	**Liability Derivatives [1]**
Currency Swaps	Currency and interest rate swaps		
	Investments - Trading	$ -	$ 2
	Loans	31	61
	Borrowings	1,908	1,051
	Accrued interest and other charges	88	(66)
Interest Rate Swaps	Currency and interest rate swaps		
	Investments - Trading	3	6
	Loans	118	62
	Borrowings	904	158
	Accrued interest and other charges	108	5
		$ 3,160	$ 1,279

[1] Balances are reported gross, prior to counterparty netting in accordance with existing master netting derivative agreements.

Condensed Statement of Income and Retained Earnings and Condensed Statement of Comprehensive Income

Derivatives not Designated as Hedging Instruments under SFAS 133	Location of Gain or (Loss) from Derivatives	Three months ended June 30, 2009	Six months ended June 30, 2009
Currency Swaps			
Investments - Trading	Income from investments	$ -	$ (1)
Loans	Income from loans	(8)	(12)
	Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value	(22)	(52)
Borrowings	Borrowing expenses, after swaps	211	376
	Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value	1,188	859
	Other Comprehensive Income-Translation adjustments	(6)	23
Interest Rate Swaps			
Investments - Trading	Income from investments	1	5
	Other Comprehensive Income-Translation adjustments	(2)	-
Loans	Income from loans	(19)	(30)
	Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value	225	163
Borrowings	Borrowing expenses, after swaps	134	231
	Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value	(590)	(677)
	Other Comprehensive Income-Translation adjustments	10	(2)
Futures	Income from investments	-	1
		$ 1,122	$ 884

The Bank is not required to post collateral under its derivative agreements as long as it maintains a AAA credit rating. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position on June 30, 2009 is $178 million (after consideration of master netting derivative agreements) for which the Bank has not posted any collateral due to its AAA credit rating. If the credit-risk related contingent features underlying these agreements were triggered to the extent that the Bank would be required to post collateral on June 30, 2009, the maximum amount of collateral that would need to be posted would be $44 million.

The following table provides information on the contract value/notional amounts of derivative instruments as of June 30, 2009 (in millions):

	June 30, 2009 (1)			
	Currency swaps		Interest Rate swaps	
	Receivable	Payable	Receivable	Payable
Investments				
Fixed	$ -	$ 35	$ -	$ 1,371
Adjustable	35	-	1,371	-
Loans				
Fixed	-	767	-	3,586
Adjustable	896	155	3,586	-
Borrowings				
Fixed	18,045	818	22,314	580
Adjustable	5,672	21,541	4,962	26,057

(1) Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or receivable leg.

NOTE F – FAIR VALUE MEASUREMENTS

SFAS 157 provides a framework for measuring fair value under GAAP and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The Bank's investment instruments valued based on quoted market prices in active markets, a valuation technique consistent with the market approach, include obligations of the United States and Japanese governments. Such instruments are classified within Level 1 of the fair value hierarchy. As required by SFAS 157, the Bank does not adjust the quoted price for such instruments.

Substantially all other Bank investment instruments are valued based on quoted prices in markets that are not active, external pricing services, where available, solicited broker/dealer prices, or prices derived from alternative pricing models, utilizing discounted cash flows. These methodologies apply to investments, including government agencies and corporate bonds, asset-backed and mortgage-backed securities, bank obligations, and related financial derivative instruments (primarily currency and interest rate swaps). These instruments are classified within Level 2 of the fair value hierarchy and are measured at fair value using valuation techniques consistent with the market and income approaches.

The main methodology of external pricing service providers involves a "market approach" that requires a predetermined activity volume of market prices to develop a composite price. The market prices utilized are provided by orderly transactions being executed in the relevant market; transactions that are not orderly and outlying market prices are filtered out in the determination of the composite price. Other external price providers utilize evaluated pricing models that vary by asset class and incorporate available market information through benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing to prepare valuations.

Investment securities are also valued with prices obtained from brokers/dealers. Brokers/dealers' prices may be based on a variety of inputs ranging from observed prices to proprietary valuation models. The Bank reviews the reasonability of brokers/dealers' prices via the determination of fair value estimates from internal valuation techniques.

Substantially all the Bank's medium and long-term borrowings elected under the fair value option allowed by SFAS 159 and lending and borrowing currency and interest rate swaps are valued using quantitative models, including discounted cash flow models as well as more advanced option modeling techniques, when necessary depending on the specific structures, that require the use of multiple market inputs including market yield curves, and/or exchange rates, interest rates and spreads to generate continuous yield or pricing curves and the spot price of the underlying volatility and correlation. Significant market inputs are observable during the full term of these instruments. Correlation and items with longer tenors are generally less observable. The Bank considers, consistent with the requirements of SFAS 157, the impact of its own creditworthiness in the valuation of its liabilities. These instruments are classified within Level 2 of the fair value hierarchy in view of the observability of the significant inputs to the models and are measured at fair value using valuation techniques consistent with the market and income approaches.

Level 3 investment, borrowing and swap instruments are valued using Management's best estimates utilizing available information including (i) external price providers, where available, or broker/dealer prices; when less liquidity exists, a quoted price is out of date or prices among brokers/dealers vary significantly, other valuation techniques may be used (i.e., a combination of the market approach and the income approach) and (ii) market yield curves of other instruments, used as a proxy for the instruments' yield curves, for borrowings and related swaps. These methodologies are valuation techniques consistent with the market and income approaches.

The following tables set forth the Bank's financial assets and liabilities that were accounted for at fair value as of June 30, 2009 and December 31, 2008 by level within the fair value hierarchy (in millions). As required by SFAS 157, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Financial assets:

Assets	Fair Value Measurements June 30, 2009[(1)]	Level 1	Level 2	Level 3
Investments - Trading:				
Obligations of the United States Government and its corporations and agencies	$ 1,249	$ 1,249	$ -	$ -
U.S. government-sponsored enterprises	522	-	522	-
Obligations of non-U.S. governments and agencies	5,319	343	4,976	-
Bank obligations	6,441	-	6,441	-
Corporate securities	70	-	70	-
Mortgage-backed securities	2,185	-	2,176	9
Asset-backed securities	1,467	-	1,371	96
Total Investments - Trading	17,253	1,592	15,556	105
Currency and interest rate swaps	3,160	-	3,071	89
Total	**$ 20,413**	**$ 1,592**	**$ 18,627**	**$ 194**

[(1)] Represents the fair value of the referred assets, including their accrued interest presented in the Condensed Balance Sheet under Accrued interest and other charges of $26 million for trading investments and $196 million for currency and interest rate swaps.

Assets	Fair Value Measurements December 31, 2008[(1)]	Level 1	Level 2	Level 3
Investments - Trading:				
Obligations of the United States Government and its corporations and agencies	$ 1,139	$ 1,016	$ 123	$ -
U.S. government-sponsored enterprises	1,539	214	1,325	-
Obligations of non-U.S. governments and agencies	836	33	803	-
Bank obligations	4,747	-	4,747	-
Corporate securities	200	-	200	-
Mortgage-backed securities	2,139	-	2,130	9
Asset-backed securities	2,069	-	1,968	101
Total Investments - Trading	12,669	1,263	11,296	110
Currency and interest rate swaps	3,499	-	3,428	71
Total	**$ 16,168**	**$ 1,263**	**$ 14,724**	**$ 181**

[(1)] Represents the fair value of the referred assets, including their accrued interest presented in the Condensed Balance Sheet under Accrued interest and other charges of $56 million for trading investments and $39 million for currency and interest rate swaps.

Financial liabilities:

Liabilities	Fair Value Measurements June 30, 2009[(1)]	Level 1	Level 2	Level 3
Borrowings measured at fair value	$ 41,413	$ -	$ 40,835	$ 578
Currency and interest rate swaps	1,279	-	1,245	34
Total	$ 42,692	$ -	$ 42,080	$ 612

[(1)] Represents the fair value of the referred liabilities, including their accrued interest presented in the Condensed Balance Sheet under Accrued interest on borrowings of $368 million for borrowings and under Accrued interest and other charges of $(61) million for currency and interest rate swaps.

Liabilities	Fair Value Measurements December 31, 2008[(1)]	Level 1	Level 2	Level 3
Borrowings measured at fair value	$ 34,675	$ -	$ 34,135	$ 540
Currency and interest rate swaps	1,913	-	1,871	42
Total	$ 36,588	$ -	$ 36,006	$ 582

[(1)] Represents the fair value of the referred liabilities, including their accrued interest presented in the Condensed Balance Sheet under Accrued interest on borrowings of $325 million for borrowings and under Accrued interest and other charges of $(4) million for currency and interest rate swaps.

The tables below show a reconciliation of the beginning and ending balances of all financial assets and financial liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three and six months ended June 30, 2009 and 2008 (in millions). In addition, the tables show the total gains and losses included in Net income (loss) as well as the amount of these gains and losses attributable to the change in unrealized gains and losses relating to assets and liabilities still held as of June 30, 2009 and 2008 (in millions) and a description of where these gains or losses are reported in the Condensed Statement of Income and Retained Earnings.

Financial assets:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) — Three months ended June 30, 2009		
	Investments - Trading	**Receivable from Currency and Interest Rate Swaps**	**Total**
Balance - March 31, 2009	$ 104	$ 69	$ 173
Total gains (losses) included in:			
Net income (loss)	(9)	24	15
Other comprehensive income (loss)	4	2	6
Settlements	(7)	(5)	(12)
Transfer into level 3	14	-	14
Transfer to financial liabilities	-	(1)	(1)
Balance - June 30, 2009	$ 106	$ 89	$ 195
Total gains (losses) for the period included in Net income (loss) attributable to the change in unrealized gains or losses related to assets still held at June 30, 2009	$ (10)	$ 19	$ 9

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) — Three months ended June 30, 2008		
	Investments - Trading	**Receivable from Currency and Interest Rate Swaps**	**Total**
Balance - March 31, 2008	$ 62	$ 120	$ 182
Total gains (losses) included in:			
Net income (loss)	(6)	(1)	(7)
Settlements	-	(5)	(5)
Transfer into level 3	14	-	14
Balance - June 30, 2008	$ 70	$ 114	$ 184
Total gains (losses) for the period included in Net income (loss) attributable to the change in unrealized gains or losses related to assets still held at June 30, 2008	$ (8)	$ (13)	$ (21)

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Six months ended June 30, 2009		
	Investments - Trading	Receivable from Currency and Interest Rate Swaps	Total
Balance - January 1, 2009	$ 110	$ 71	$ 181
Total gains (losses) included in:			
Net income (loss)	(12)	26	14
Other comprehensive income (loss)	1	-	1
Settlements	(13)	(3)	(16)
Transfer into level 3	20	-	20
Transfer to financial liabilities	-	(5)	(5)
Balance - June 30, 2009	$ 106	$ 89	$ 195
Total gains (losses) for the period included in Net income (loss) attributable to the change in unrealized gains or losses related to assets still held at June 30, 2009	$ (15)	$ 18	$ 3

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Six months ended June 30, 2008		
	Investments - Trading	Receivable from Currency and Interest Rate Swaps	Total
Balance - January 1, 2008	$ 68	$ 89	$ 157
Total gains (losses) included in:			
Net income (loss)	(12)	26	14
Other comprehensive income (loss)	-	5	5
Settlements	-	(6)	(6)
Transfer into level 3	14	-	14
Balance - June 30, 2008	$ 70	$ 114	$ 184
Total gains (losses) for the period included in Net income (loss) attributable to the change in unrealized gains or losses related to assets still held at June 30, 2008	$ (14)	$ 7	$ (7)

Gains (losses) are included in the Condensed Statement of Income and Retained Earnings as follows (in millions):

	Three months ended June 30, 2009			
	Income from Investments	**Borrowing Expenses, after Swaps**	**Net Unrealized Gains (losses) on Non-trading Derivatives and Borrowings Measured at Fair Value**	**Total**
Total gains (losses) included in Net income (loss) for the period	$ (9)	$ 5	$ 19	$ 15
Change in unrealized gains (losses) related to assets still held at June 30, 2009	$ (10)	$ -	$ 19	$ 9

	Three months ended June 30, 2008			
	Income from Investments	**Borrowing Expenses, after Swaps**	**Net Unrealized Gains (losses) on Non-trading Derivatives and Borrowings Measured at Fair Value**	**Total**
Total gains (losses) included in Net income (loss) for the period	$ (8)	$ 12	$ (13)	$ (9)
Change in unrealized gains (losses) related to assets still held at June 30, 2008	$ (8)	$ -	$ (13)	$ (21)

	Six months ended June 30, 2009			
	Income from Investments	**Borrowing Expenses, after Swaps**	**Net Unrealized Gains (losses) on Non-trading Derivatives and Borrowings Measured at Fair Value**	**Total**
Total gains (losses) included in Net income (loss) for the period	$ (12)	$ 8	$ 18	$ 14
Change in unrealized gains (losses) related to assets still held at June 30, 2009	$ (15)	$ -	$ 18	$ 3

	Six months ended June 30, 2008			
	Income from Investments	Borrowing Expenses, after Swaps	Net Unrealized Gains (losses) on Non-trading Derivatives and Borrowings Measured at Fair Value	Total
Total gains (losses) included in Net income (loss) for the period	$ (14)	$ 19	$ 7	$ 12
Change in unrealized gains (losses) related to assets still held at June 30, 2008	$ (14)	$ -	$ 7	$ (7)

Financial Liabilities:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Three months ended June 30, 2009		
	Borrowings Measured at Fair Value	Currency and Interest Rate Swaps	Total
Balance - March 31, 2009	$ 506	$ 46	$ 552
Total (gains) losses included in:			
Net income (loss)	77	(9)	68
Other comprehensive income (loss)	7	-	7
Settlements	(12)	(2)	(14)
Transfer from financial assets	-	(1)	(1)
Balance - June 30, 2009	$ 578	$ 34	$ 612
Total (gains) losses for the period included in Net income (loss) attributable to the change in unrealized gains or losses related to liabilities still held at June 30, 2009	$ 72	$ (10)	$ 62

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Three months ended June 30, 2008		
	Borrowings Measured at Fair Value	Currency and Interest Rate Swaps	Total
Balance - March 31, 2008	$ 576	$ 12	$ 588
Total (gains) losses included in:			
Net income (loss)	(19)	49	30
Issuances and settlements, net	101	-	101
Balance - June 30, 2008	$ 658	$ 61	$ 719
Total (gains) losses for the period included in Net income (loss) attributable to the change in unrealized gains or losses related to liabilities still held at June 30, 2008	$ (33)	$ 49	$ 16

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Six months ended June 30, 2009		
	Borrowings Measured at Fair Value	Currency and Interest Rate Swaps	Total
Balance - January 1, 2009	$ 540	$ 42	$ 582
Total (gains) losses included in:			
Net income (loss)	55	(3)	52
Other comprehensive income (loss)	3	-	3
Transfer from financial assets	-	(5)	(5)
Settlements	(20)	-	(20)
Balance - June 30, 2009	$ 578	$ 34	$ 612
Total (gains) losses for the period included in Net income (loss) attributable to the change in unrealized gains or losses related to liabilities still held at June 30, 2009	$ 45	$ (3)	$ 42

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Six months ended June 30, 2008		
	Borrowings Measured at Fair Value	Currency and Interest Rate Swaps	Total
Balance - January 1, 2008	$ 533	$ 39	$ 572
Total (gains) losses included in:			
Net income (loss)	19	27	46
Other comprehensive income (loss)	11	-	11
Issuances and settlements, net	95	(5)	90
Balance - June 30, 2008	$ 658	$ 61	$ 719
Total (gains) losses for the period included in Net income (loss) attributable to the change in unrealized gains or losses related to liabilities still held at June 30, 2008	$ (5)	$ 25	$ 20

(Gains) losses are included in the Condensed Statement of Income and Retained Earnings as follows (in millions):

	Three months ended June 30, 2009		
	Borrowing Expenses, after Swaps	Net Unrealized Gains (losses) on Non-trading Derivatives and Borrowings Measured at Fair Value	Total
Total (gains) losses included in Net income (loss) for the period	$ 6	$ 62	$ 68
Change in unrealized (gains) losses related to liabilities still held at June 30, 2009	$ -	$ 62	$ 62

	Three months ended June 30, 2008		
	Borrowing Expenses, after Swaps	Net Unrealized Gains (losses) on Non-trading Derivatives and Borrowings Measured at Fair Value	Total
Total (gains) losses included in Net income (loss) for the period	$ 15	$ 15	$ 30
Change in unrealized (gains) losses related to liabilities still held at June 30, 2008	$ -	$ 15	$ 15

	Six months ended June 30, 2009		
	Borrowing Expenses, after Swaps	Net Unrealized Gains (losses) on Non-trading Derivatives and Borrowings Measured at Fair Value	Total
Total (gains) losses included in Net income (loss) for the period	$ 10	$ 42	$ 52
Change in unrealized (gains) losses related to liabilities still held at June 30, 2009	$ -	$ 42	$ 42

	Six months ended June 30, 2008		
	Borrowing Expenses, after Swaps	Net Unrealized Gains (losses) on Non-trading Derivatives and Borrowings Measured at Fair Value	Total
Total (gains) losses included in Net income (loss) for the period	$ 28	$ 18	$ 46
Change in unrealized (gains) losses related to liabilities still held at June 30, 2008	$ -	$ 19	$ 19

NOTE G – FAIR VALUE OPTION

In 2008, Management approved the election of the fair value option provided by SFAS 159 for certain medium- and long-term debt (i.e., borrowings funding floating rate assets) to reduce the income volatility resulting from the accounting asymmetry of carrying all the Bank's borrowings at amortized cost and, as required by SFAS 133, marking to market its derivative instruments, including borrowing swaps, with changes in fair value recognized in income. The Bank did not elect the fair value option for other borrowings within the same balance sheet category because they did not contribute to a mitigation of, or did not produce, income volatility.

The Bank recognizes interest on borrowings in a manner that approximates the effective yield method upon issuance of those borrowings.

The changes in fair value for borrowings elected under the fair value option provided by SFAS 159 have been recorded in the Condensed Statement of Income and Retained Earnings for the three and six months ended June 30, 2009, as follows (in millions):

Three months ended June 30, 2009		
Borrowing Expenses, after Swaps	Net Unrealized Gains (losses) on Non-trading Derivatives and Borrowings Measured at Fair Value	Total Changes in Fair Value Included in Net Income (Loss)
$ (432)	$ (1,437)	$ (1,869)

Three months ended June 30, 2008		
Borrowing Expenses, after Swaps	Net Unrealized Gains (losses) on Non-trading Derivatives and Borrowings Measured at Fair Value	Total Changes in Fair Value Included in Net Income (Loss)
$ (427)	$ 642	$ 215

Six months ended June 30, 2009		
Borrowing Expenses, after Swaps	Net Unrealized Gains (losses) on Non-trading Derivatives and Borrowings Measured at Fair Value	Total Changes in Fair Value Included in Net Income (Loss)
$ (825)	$ (445)	$ (1,270)

Six months ended June 30, 2008		
Borrowing Expenses, after Swaps	Net Unrealized Gains (losses) on Non-trading Derivatives and Borrowings Measured at Fair Value	Total Changes in Fair Value Included in Net Income (Loss)
$ (812)	$ 313	$ (499)

The difference between the fair value amount and the unpaid principal outstanding of borrowings measured at fair value as of June 30, 2009 and December 31, 2008, was as follows (in millions):

June 30, 2009		
Unpaid Principal Outstanding	Fair Value	Fair Value over Unpaid Principal Outstanding
$ 40,405	$ 41,413	$ 1,008

December 31, 2008		
Unpaid Principal Outstanding	Fair Value	Fair Value over Unpaid Principal Outstanding
$ 32,745	$ 34,675	$ 1,930

NOTE H – NET UNREALIZED GAINS (LOSSES) ON NON-TRADING DERIVATIVES AND BORROWINGS MEASURED AT FAIR VALUE

Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value on the Condensed Statement of Income and Retained Earnings for the three and six months ended June 30, 2009 and 2008 comprise the following (in millions):

	Three months ended June 30, 2009	2008
Increase (decrease) in fair value of derivative instruments due to movements in:		
Exchange rates	$ 1,795	$ 299
Interest rates	(995)	(905)
Total change in fair value of derivatives	800	(606)
(Increase) decrease in fair value of SFAS 159 elected borrowings due to movements in:		
Exchange rates	(1,690)	(284)
Interest rates	253	926
Total change in fair value of borrowings	(1,437)	642
Currency transaction gains (losses) on borrowings and loans at amortized cost	(26)	(20)
Amortization of borrowing and loan basis adjustments	4	5
Reclassification to income - cash flow hedges	-	1
Total	$ (659)	$ 22

	Six months ended June 30, 2009	2008
Increase (decrease) in fair value of derivative instruments due to movements in:		
Exchange rates	$ 1,508	$ (87)
Interest rates	(1,215)	(240)
Total change in fair value of derivatives	293	(327)
(Increase) decrease in fair value of SFAS 159 elected borrowings due to movements in:		
Exchange rates	(1,435)	79
Interest rates	990	234
Total change in fair value of borrowings	(445)	313
Currency transaction gains (losses) on borrowings and loans at amortized cost	3	1
Amortization of borrowing and loan basis adjustments	8	13
Reclassification to income - cash flow hedges	(1)	2
Total	$ (142)	$ 2

Net unrealized gains on the Bank's borrowings measured at fair value resulting from changes in interest rates were $990 million for the first six months of 2009. These gains were partially compensated by net unrealized losses on non-trading derivatives of $1,215 million as a result of an overall increase in long-term swap interest rates in the global markets, compared to year-end 2008 levels. The tightening of the Bank's credit spreads on the borrowings portfolio resulted in losses of approximately $101 million for the period. At the end of 2008, the financial market turmoil led to a crisis of confidence that negatively affected all credit spread products. As market sentiment has gradually improved in the first half of 2009, high grade credit products spread levels have generally declined.

The Bank's borrowings in non-functional currencies are fully swapped to functional currencies, thus protecting the Bank against fluctuations in exchange rates. During the first six months of 2009, exchange rate changes had a positive net effect in the value of the borrowing and lending swaps of $1,508 million (2008 - negative effect of $87 million), substantially offsetting the negative net effect of the increase in the value of borrowings and loans of $1,432 million (2008 - positive effect of $80 million).

NOTE I – PENSION AND POSTRETIREMENT BENEFIT PLANS

The Bank has two defined benefit retirement plans (Plans), the Staff Retirement Plan (SRP) for the pension benefit of its international employees and the Local Retirement Plan (LRP) for the pension benefit of local employees in the country offices. The Bank also provides certain health care and other benefits to retirees under the Postretirement Benefits Plan (PRBP).

Contributions: All contributions are made in cash. Contributions from the Bank to the Plans and the PRBP during the first six months of 2009 were $30 million (2008 – $20 million). As of June 30, 2009, the estimate of contributions expected to be paid to the Plans during 2009 was $38 million, a small increase from the amount disclosed in the December 31, 2008 financial statements. Estimated contributions expected to be paid to the PRBP remained unchanged at $25 million. Contributions for 2008 were $24 million and $17 million, respectively.

Periodic benefit cost: Net periodic benefit costs are allocated between the Ordinary Capital and the FSO in accordance with an allocation formula approved by the Board of Executive Directors for administrative expenses and are included under Administrative expenses in the Condensed Statement of Income and Retained Earnings.

The following table summarizes the benefit costs associated with the Plans and the PRBP for three and the six months ended June 30, 2009 and 2008 (in millions):

	Pension Benefits			
	Three months ended June 30,		Six months ended June 30,	
	2009	2008	2009	2008
Service cost	$ 16	$ 13	$ 31	$ 27
Interest cost	35	36	70	71
Expected return on plan assets	(44)	(43)	(87)	(85)
Prior service cost	-	1	1	1
Net periodic benefit cost	$ 7	$ 7	$ 15	$ 14
Of which:				
ORC's share	$ 7	$ 6	$ 14	$ 12
FSO's share	$ -	$ 1	$ 1	$ 2

	Postretirement Benefits			
	Three months ended June 30,		Six months ended June 30,	
	2009	2008	2009	2008
Service cost	$ 8	$ 8	$ 16	$ 16
Interest cost	15	15	30	31
Expected return on plan assets	(19)	(17)	(37)	(34)
Prior service cost	1	1	1	1
Net periodic benefit cost	$ 5	$ 7	$ 10	$ 14
Of which:				
ORC's share	$ 5	$ 6	$ 9	$ 12
FSO's share	$ -	$ 1	$ 1	$ 2

NOTE J – SEGMENT REPORTING

Management has determined that the Bank has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank does not differentiate between the natures of the products or services provided, the preparation process, or the method for providing the services among individual countries. For the six months ended June 30, 2009 and 2008, loans made to or guaranteed by three countries individually generated in excess of 10 percent of loan income, as follows (in millions):

	Six months ended June 30,	
	2009	2008
Brazil	$ 239	$ 295
Argentina	169	206
Colombia	112	127

NOTE K – FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Bank in measuring the fair value for its financial instruments:

Cash: The carrying amount reported in the Balance Sheet for cash approximates fair value.

Investments: Fair values for investment securities are based on quoted prices, where available; otherwise they are based on external pricing services, independent dealer prices, or discounted cash flows.

Loans: The Bank is one of very few lenders of development loans to Latin American and Caribbean countries. The absence of a secondary market for development loans makes it difficult to estimate the fair value of the Bank's lending portfolio despite the flexibility offered by the new fair value framework provided by SFAS 157. However, the Bank continues to explore possible valuation tools to esti-

mate the fair value of its lending portfolio without having to incur excessive costs.

Swaps: Fair values for interest rate and currency swaps are based on discounted cash flows or pricing models.

Borrowings: The fair values of borrowings are based on discounted cash flows or pricing models.

The following table presents the fair values of the financial instruments, along with the respective carrying amounts, as of June 30, 2009 and December 31, 2008 (in millions):

	2009 (1)		2008 (1)	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash	$ 694	$ 694	$ 301	$ 301
Investments				
Trading	17,253	17,253	12,669	12,669
Held-to-maturity	3,628	3,691	3,657	3,703
Loans outstanding, net	53,314	N/A	51,601	N/A
Currency and interest rate swaps receivable				
Investments - trading	3	3	4	4
Loans	125	125	41	41
Borrowings	3,032	3,032	3,454	3,454
Borrowings				
Short-term	1,239	1,239	3,067	3,067
Medium- and long-term:				
Measured at fair value	41,413	41,413	34,675	34,675
Measured at amortized cost	13,107	13,919	12,211	13,977
Currency and interest rate swaps payable				
Investments - trading	10	10	11	11
Loans	132	132	110	110
Borrowings	1,137	1,137	1,792	1,792

N/A = Not available
(1) Includes accrued interest.

NOTE L – SUBSEQUENT EVENTS

The Bank has evaluated subsequent events through August 14, 2009, the date of issuance of these Condensed Quarterly Financial Statements. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the Bank's Condensed Quarterly Financial Statements as of June 30, 2009.